1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

May 7, 2021

David L. Orlic, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	Star Mountain Credit Opportunities Fund, LP, et al.
File No: 000-56259

Dear Mr. Orlic:

We are writing in response to comments provided via email on April 22, 2021 relating to the Company’s registration statement on Form 10 that was filed with the SEC on March 16, 2021, on behalf of Star Mountain Credit Opportunities Fund, LP (the “Company”), a closed-end management investment company. The Company has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General

Comment 1.          In the last sentence on page 1 of the Explanatory Note, please revise disclosure to clarify the reference to the Company not holding “a closing.” We note a reference elsewhere in the document to an Initial Closing having already occurred, although this term is not defined. Please clarify.

Response 1.          The disclosure has been revised accordingly.

Comment 2.       Given the length of the Risk Factors section, please include in the forepart of the registration statement a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal risk factors. See Item 105(b) of Regulation S-K.

Response 2.          The disclosure has been revised accordingly.

Comment 3.          Please describe in the disclosure how the BDC Conversion will be accomplished mechanically.

Response 3.          The disclosure has been revised accordingly.

The Company, page 4

Comment 4.         If the Company will hold a significant amount of covenant-lite loans, please revise your disclosure to describe these investments and include the heightened risks associated with them.

Response 4.          The disclosure has been revised accordingly.

The Private Offering, page 7

Comment 5.         We note the following disclosure: “Except as required by applicable law, no Stockholder will be required to repay any amounts distributed to it by the Company, except that, prior to the earlier of (a) an initial public offering and listing on a nationally recognized stock exchange (an “IPO”) or (b) the second anniversary of the date a distribution is made by the Company, each Stockholder may be required to return distributions for the purpose of meeting such Stockholder’s share (pro rata based on distributions received) of the Company’s indemnification obligations; provided that in no event shall a Stockholder be required to return distributions that, when aggregated with previously returned distributions, exceed the lesser of (A) 50% of distributions received by the Stockholder or (B) 50% of the Stockholder’s Capital Commitment.” (Emphasis added.) Please advise us in your response of the legal basis for a corporation requiring its shareholders to return such distributions”

Response 5.          We respectfully acknowledge your comment.  The above referenced language has been deleted.

Incentive Fee on Pre-Incentive Fee Net Investment Income, page 8

Comment 6.          Please include a graphic depicting the incentive fee, plus examples demonstrating its operation.

Response 6.          The disclosure has been revised accordingly.

Comment 7.         Please disclose that, because of the structure of the incentive fee, it is possible that the Company may pay an incentive fee in a quarter where it incurs a loss. For example, if the Company receives pre-incentive fee net investment income in excess of the product of (i) the ‘hurdle rate” and (ii) net assets at the end of the immediately preceding calendar quarter, the Company will pay the applicable incentive fee even if it has incurred a loss in that quarter due to realized and unrealized capital losses.

Response 7.          The disclosure has been revised accordingly.

Incentive Fee on Capital Gains, page 9

Comment 8.         Please include disclosure stating that, while Incentive Compensation excludes unrealized gains in the calculation of the Capital Gains Incentive Fee to be paid, as required by U.S. GAAP, the Company nevertheless accrues Capital Gains Incentive Fees on these unrealized gains.

Response 8.          The disclosure has been revised accordingly.

Company Expenses/Advisor Expenses, pages 9-11

Comment 9.          In the first continuation paragraph on page 10 disclosure states that “All other expenses will be borne by the Company, including…expenses related to the offer, transfer, sale and marketing of shares (other than any private placement fees or expenses incurred in connection with the sale of common shares or shares in the Company prior to an IPO, which will instead be borne by the Advisor)….” At the beginning of the second paragraph, disclosure states that “The Company will also be responsible for the costs of the offering of common shares and other securities, including, but not limited to, all expenses incurred in connection with an IPO…” Please clarify for us what the distinctions are between the two disclosure statements and consider modifying, if necessary, the disclosure to clarify the Company’s responsibility to pay expenses in connection with the sale or offering of common shares.

As the Company may “make investments in investment funds focused primarily on investing in SMBs”, please provide additional disclosure about the expenses that will be indirectly borne by investors through these investment funds.

Response 9.          The disclosure has been revised accordingly.

Feeder Funds, page 12

Comment 10.      Please revise the disclosure to clarify the “certain purposes” for which the Feeder Fund Investors may be treated as separate Stockholders and the significance of this treatment.

Response 10.        The disclosure has been revised accordingly.

Limited Exclusion Right; Withdrawal, page 13

Comment 11.      Please replace the second paragraph with disclosure that the Company will conduct involuntary redemptions consistent with Rule 23c-2. The same comment applies to the bulleted list on page 16.

Response 11.        The disclosure has been revised accordingly.

Discretionary Repurchase of Shares, page 13

Comment 12.       We note the first bullet point on page 15. Please revise the disclosure to state that payments will be made within 60 days of the end of the Notice Period. Rule 13e-4(f)(5) requires payment to be made promptly after expiration of the offer, which is the last day that shareholders can withdraw tenders. Please also disclose how the Company will inform investors prior to expiration of the offer of the amount of consideration offered. See Item 4 of Schedule TO.

Response 12.        The disclosure has been revised accordingly.

Comment 13.      In the fourth full paragraph on page 15, please revise the statement that the Company has the right to repurchase common shares if the Company determines that the repurchase is in its best interests, etc. to state that the Company will conduct involuntary redemptions consistent with Rule 23c-2.

Response 13.        The disclosure has been revised accordingly.

Senior Securities, page 19

Comment 14.        This paragraph generically refers the reader to the risk factors section for relevant risk factors relating to leverage. Please specify which risk or risks the readers should consult in this case.

Response 14.        The disclosure has been revised accordingly.

Investments in Leveraged Portfolio Companies, page 34

Comment 15.        Please explain the reference to a “Leverage Cap” appearing in this section.

Response 15.        We respectfully acknowledge your comment. The reference to the “Leverage Cap” has been deleted.

PIK Interest Payments, page 38

Comment 16.         Please disclose the following, or advise why you believe this is unnecessary:

(a) The higher yields and interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.

(b) PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

(c) PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

(d) PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the Company for these fees.

Response 16.        The disclosure has been revised accordingly.

Risk of Engaging in Hedging Transactions, page 40

Comment 17.      The first paragraph in this section states that the Company may engage in hedging transactions and “Such hedging may utilize instruments such as …interest rate swaps….” Please add disclosure, in this section and in the discussions of the calculation of investment advisory fees and incentive fees on page 8, that the Company looks through the total return swap contracts and counts the underlying reference assets as investments for purposes of calculating the incentive fee. See Section 205(b)(3) of the Investment Advisers Act of 1940 (the “Advisers Act”) and AICPA Expert Panel Meeting Minutes May 22, 2013/ AICPA Audit Risk Alert- Investment Company Industry Developments 2013/2014. In addition, please confirm to us that all provisions of the Investment Company Act of 1940 (the “Investment Company Act”) (specifically, Sections 55, 59, and 61 of the Investment Company Act) and Section 205 of the Advisers Act will be applied on a look-through basis consistent with this economic reality, and provide us with a detailed explanation regarding how these provisions will be applied.

Response 17.       We respectfully acknowledge your comment. The Advisor has determined that it will not utilize total return swaps as part of the Company’s investment strategy.  As a result, the Company has not added the “look-through” language to the registration statement.

Regulations Governing the Company’s Operation as a BDC, page 46

Comment 18.        Please revise this section to state that, in order to determine that the Company is not selling shares of its common stock below their then-current net asset value, the Company is required to determine the net asset value of its shares within 48 hours prior to the sale of its shares. See Section 23(b) of the Investment Company Act.

Response 18.        The disclosure has been revised accordingly.

Incurrence of Significant Costs as a Result of Being an Exchange Act Reporting Company, page 48

Comment 19.        The Company will be subject to the Exchange Act upon effectiveness of the Form 10. Please revise this risk factor accordingly.

Response 19.        The disclosure has been revised accordingly.

Company Expenses, page 53

Comment 20.       Please add disclosure to clarify if the $1 million Cap on Organizational Expenses is inclusive of fees, costs or expenses previously incurred in connection with organization of the LP, Advisor or any subsidiary investment vehicles.

Response 20.        The disclosure has been revised accordingly.

Critical Accounting Policies, page 55

Comment 21.        Please consider adding disclosure addressing Revenue Recognition as a critical accounting policy.

Response 21.        The disclosure has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Managers, page 57

Comment 22.        Please update this section as of the most recent practicable date, and include directors and named executive officers. Please also disclose the name of the individual or individuals who exercise voting and/or dispositive power for Sunstone Fixed Income Fund II, LLC.

Response 22.        The disclosure has been revised accordingly.

Board of Directors and Executive Officers, page 58

Comment 23.        Please update this section, and disclose the period(s) during which each individual has served.

Response 23.        The disclosure has been revised accordingly.

Compensation of Directors, page 68

Comment 24.       Please confirm that perquisites and other personal benefits or property are in each case less than $10,000 in the aggregate, or include a compensation chart as described in Item 402(k) of Regulation S-K.

Response 24.       We hereby confirm that the compensation of the Company’s Independent Directors is limited to the annual fees and reimbursements disclosed in the registration statement, and that any perquisites or personal benefits would not exceed $10,000. As such, we do not believe any revisions to the disclosure are required.

Transactions with Related Persons; Review …, page 68

Comment 25.        Please provide the information required by Item 404(b) of Regulation S-K.

Response 25.        The disclosure has been revised accordingly.

Market Information, page 73

Comment 26.        Please provide the information required by Item 201(a)(2) and 201(b) of Regulation S-K.

Response 26.       We respectfully acknowledge your comment. The disclosure currently notes that there is currently no market for the Company’s common stock. As such, the information required by Item 201(a)(2) and 201(b) of Regulation S-K is not applicable.

Financial Statements and Supplementary Data, page 82

Comment 27.        Please file an amendment and furnish all financial statements and supplementary financial information required by Regulation S-X 6-11.

Response 27.      We respectfully acknowledge your comment. The Company is not an acquired fund.  Rather, the Company will convert from a Delaware limited partnership to a Delaware corporation by operation of law.  As such, Rule 6-11 of Regulation S-X is not applicable. We note that the Company has included as part of its Item 15 disclosure the audited financial statements of Star Mountain Credit Opportunities Fund, LP.

Exhibits

Comment 28.        Please file as exhibits the documents associated with the BDC Conversion.

Response 28.        The registration statement has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz